UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1 Bioceres Crop Solutions Reports Fiscal Second Quarter 2022 Financial and Operational Results 2Q22 Comparable Revenues up 89% YoY – Baseline Business Adjusted EBITDA up 48% in the first two quarters, reaching $61.8M LTM HB4 Wheat maintains performance as grower exposure increases more than 8X. Brazil regulatory approval and inventory levels in place for 4Q22 limited launch HB4 Wheat opportunity estimated at $195M at peak revenues in current market, with incremental EBITDA target of $15-20M set for FY2024 ROSARIO, Argentina – February 10, 2022 – Bioceres Crop Solutions Corp. (“Bioceres”) (NASDAQ: BIOX), a fully integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, has reported financial results for the second quarter 2022, ended December 31, 2021. Financial results are expressed in US dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted. FISCAL SECOND QUARTER FINANCIAL HIGHLIGHTS • Comparable Revenues increased 89% in 2Q22, to $90.3 million, up from $47.7 million in the year-ago quarter, resulting in an accumulated growth of 72% year to date. Growth in revenues was mainly driven by inoculants across various geographies globally, seed treatment packs in South America, and a successful high-season marketing of micro- beaded fertilizers in Argentina. The combined growth in Europe and the United States reached 146% YoY during the quarter. • Comparable Gross Profit for the quarter was up 69%, compared to the year-ago quarter, reaching $42.2 million. Year-to-date comparable gross profit reached $70.1 million, up 56% compared to fiscal year 2021. With all regions' nominally growing contributions to gross profit compared to the year-ago quarter, Europe and the United States stood out, representing approximately 15% of total gross profit, up from 11% in 2Q21. • LTM Adjusted EBITDA for the Baseline Business, which excludes HB4 pre-launch costs, reached $61.8 million, up 46% compared to the year-ago metric, and 15% on a quarterly sequential basis. LTM HB4 pre-launch expenses comprised of SG&A, inventory ramp-up and data acquisition costs, totaled $6.2 million - inclusive of a $1.9 million negative IAS29 accounting adjustment to HB4 grain inventories - leading to a reported LTM Adjusted EBITDA of $55.6 million. HB4 pre-launch costs are expensed as incurred and accounted for in SG&A and Other Income or Loss, both line items with an impact in reported Adjusted EBITDA. Upon completion of the harvest season, HB4 Wheat seed inventory

2 has reached the required level for a limited commercial launch, stabilizing the run rate of inventory ramp-up costs. • Bioceres’ subsidiary Rizobacter Argentina S.A. completed a $20.0 million public offering of series VII corporate bonds, which mature in December 2024 and pay an annual nominal interest rate of 1.49%. Proceeds allowed Bioceres to maintain a strong liquidity position of $39.9 million by quarter-end and increased the long-term portion of total debt from 63% to 74%, stabilizing the average cost of debt at 7.1%. Net Financial Debt to LTM Adjusted EBITDA ratio decreased from 2.74x to 2.66x on a sequential basis. FISCAL SECOND QUARTER HB4 HIGHLIGHTS • HB4 Wheat outyielded non-HB4 varieties, with a 12.8% average increase across all environments and locations. In targeted environments, representing more than one- third of all harvested hectares, the average yield improvement was 49%. 2nd generation varieties showed a 16% yield improvement in high yielding environments, when compared to 1st generation materials. • Brazil's regulatory authority, CTNBio, granted the import approval for HB4 wheat flour for animal and human consumption in November 2021. This approval is a major milestone in Bioceres’ mission to build agricultural systems that enhance carbon sequestration and climate resiliency, and a necessary step for a commercial launch in the upcoming planting season. • Estimations based on growers’ feedback, portfolio of varieties and seed multiplication plans set EBITDA target for HB4 Wheat at $15-20 million for FY2024. Opportunity peak estimated at 2.3 million hectares and $195 million in revenues for the Company in current market. • Rollout of new HB4 Soy varieties affected by reduction in late season plantings due to severe drought conditions during December. Top-performing 3rd generation HB4 varieties planted at 100% of available inventory, while 2nd generation materials planted on 60% of planned hectares. 1st generation varieties fully discontinued as indicated in 4Q21. Shift towards new varieties expected to unlock further yield gains going forward. • Alexandre Garcia joined the management team as Global Head of Seed Business to enhance focus on accessing and developing top performing genetics for the HB4 trait and new technologies. In his former position as Innovation and Research Director at TMG, a leading provider of soybean genetics for Latin America, Alexandre led the collaboration efforts on HB4 in Brazil since 2014. He completed a PhD in Agronomy at the State University of Maringa (Brazil) / University of Illinois (US), an MBA from Fundação Getulio Vargas (Brazil), and has more than 15 years of experience in the seed business. MANAGEMENT REVIEW Mr. Federico Trucco, Chief Executive Officer of Bioceres, commented: “We are thrilled to report a record setting quarter for our Company, with comparable revenues at $90.3 million and LTM Adjusted EBITDA at $61.8 million, excluding HB4 pre-launch costs. Our very strong performance during the second quarter contributed to a 72% growth in revenues year-to-date, with robust

Bioceres Crop Solutions

growth across all three business segments. We are also very proud to report that our combined growth in Europe and the United States (at 146% for the period) places these important geographies close to 10% of our global revenues, a huge step forward in our international diversification strategy".

"On the HB4 front, I would like to mention the announcement in November by the Brazilian National Biosafety Commission (CTNBio), that decided unanimously to approve the import certification for HB4 wheat flour for human and animal consumption in that country. This approval is a major milestone and a key step in Bioceres' mission to build agricultural systems that enhance carbon sequestration and climate resiliency, and is a necessary step for a commercial launch in the upcoming planting season. We are now in a position to estimate an incremental EBITDA contribution for HB4 Wheat of $15-20M for fiscal year 24", concluded Trucco.

Mr. Enrique Lopez Lecube, Chief Financial Officer of Bioceres, added, "*We had a great quarter that built on top of the momentum our business had experienced in previous quarters; LTM adjusted EBITDA excluding HB4 pre-launch costs grew 46% year over year and 15% on a sequential basis. The main drivers behind the quarter's numbers were a remarkable commercial performance and market penetration of scaling technologies. Micro-beaded fertilizers delivered record growth, while inoculants and seed treatment pack sales were outstanding in North America and Europe. It is exciting to think about the prospect of adding to this business the EBITDA target we have now set for HB4 Wheat".*

"During the quarter we further fortified our balance sheet with a $20 million issuance of 3-year maturity corporate bonds in our subsidiary Rizobacter. The strong financial performance of our baseline business combined with a stable debt structure and liquidity position provides a solid foundation for growth", concluded Lecube.

Key Operational Metrics (In millions of US dollars, unless where otherwise stated)

Table 1: Key Financial Metrics

2Q22	As Reported		% Change	
Revenue by Segment	2Q21	2Q22	Reported	Comparable[1]
Crop Protection	27.1	47.3	75%	76%
Seed and Integrated Products	12.5	16.1	29%	26%
Crop Nutrition	9.2	29.3	218%	212%
Total Revenue	48.7	92.7	90%	89%
Gross Profit	23.7	37.3	58%	69%
Gross Margin	48.6%	40.3%	(827 bps)	(563 bps)
Adjusted EBITDA	14.3	19.7	38%	
HB4 pre-launch costs	0.2	3.0	1461%	
Baseline Business Adjusted EBITDA	14.5	22.7	57%	
Baseline Business Adjusted EBITDA Margin	29.7%	24.5%	(524 bps)	

1. Comparable excludes the impact of IAS29 as discussed in more detail on page 15.

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Bioceres Crop Solutions

Table 2: HB4 Wheat Metrics

Hectares	Number of Varieties	Growers	Contributed goods[1]
FY20 7,000 FY21 53,000 Δ 657%	FY20 2 (1st Gen) FY21 3 (1st Gen) 4 (2nd Gen)	FY20 25 FY21 225 Δ 800%	FY20 1.4M FY21 6.4M Δ 303%

Table 3: HB4 Soy Metrics

Hectares	Number of Varieties	Growers	Contributed goods[2]
FY21 23,000 FY22 23,000 Δ -%	FY21 4 (1st Gen) 3 (2nd Gen) FY22 3 (2nd Gen) 9 (3rd Gen)	FY21 148 FY22 102 Δ (31%)	FY21 2.2M FY22 2.0M Δ (10%)

FISCAL SECOND QUARTER 2022 FINANCIAL RESULTS

Comparable Revenues and Comparable Gross Profit are key operational metrics used by management to assess the Company's underlying financial and operating performance. The Company has introduced the term "Comparable" to reflect the result of a given metric excluding the impact of IAS 29. For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings press release, in a column denominated "IAS 29". For further information please review the Application of IAS 29 section.

[1] Metric will be used to account for and track the underlying economic performance of our HB4 Wheat and HB4 Soy Program ahead of reporting HB4 revenues and related accounting measures. By publishing the level of contributed goods, the investment community can also use this information to better gauge our progress.

[2] Metric will be used to account for and track the underlying economic performance of our HB4 Wheat and HB4 Soy Program ahead of reporting HB4 revenues and related accounting measures. By publishing the level of contributed goods, the investment community can also use this information to better gauge our progress.

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Bioceres Crop Solutions

Revenues

Table 4: Fiscal 2Q22 Revenues by Segment

(In millions of US dollars)	As Reported			IAS 29		Comparable		
	2Q21	2Q22	%Chg.	2Q21	2Q22	2Q21	2Q22	%Chg.
Revenue by segment								
Crop protection	27.1	47.3	75%	(0.6)	(0.7)	26.5	46.6	76%
Seed and integrated products	12.5	16.1	29%	(0.3)	(0.8)	12.2	15.3	26%
Crop nutrition	9.2	29.3	218%	(0.1)	(0.9)	9.1	28.4	212%
Total revenue	48.7	92.7	90%	(1.0)	(2.4)	47.7	90.3	89%

Total Comparable Revenues increased 89% from $47.7 million to $90.3 million in the second quarter of fiscal year 2022, with all three segments making positive contributions. A remarkable commercial performance and market penetration of scaling technologies during the second quarter of fiscal 2022, further emphasized an uneven comparison to financial performance in the second quarter of fiscal 2021, during which severe droughts in Brazil and Argentina had negatively affected sales. While micro-beaded fertilizers continued to deliver growth in Argentina, inoculants and seed treatment packs were the main product categories driving a 146% YoY quarterly growth in Europe and the United States.

Reported Revenues increased 90% to $92.7 million, a larger increase than in comparable revenues, due to a $2.4 million IAS29 adjustment in the second quarter of fiscal 2022 compared to a $1.0 million IAS29 impact in the second quarter of fiscal 2021.

Gross Profit & Margin

Table 5: Fiscal 2Q22 Gross Profit by Segment

(In millions of US dollars)	As Reported			IAS 29		Comparable		
	2Q21	2Q22	%Chg.	2Q21	2Q22	2Q21	2Q22	%Chg.
Gross profit by segment								
Crop protection	11.9	11.3	(4%)	0.6	5.0	12.4	16.3	31%
Seed and integrated products	7.1	10.6	49%	0.9	(0.0)	8.0	10.6	32%
Crop nutrition	4.7	15.4	228%	(0.1)	(0.1)	4.6	15.3	233%
Total Gross profit	23.7	37.3	58%	1.3	4.9	25.0	42.2	69%
% Gross margin	48.6%	40.3%	(827 bps)			52.4%	46.7%	(563 bps)

Comparable Gross Profit increased 69% up to $42.2 million on higher sales during the quarter. Crop Nutrition showed a 233% increase in gross profit and an overall segment gross margin

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Bioceres Crop Solutions

expansion due to continued positive fertilizer market conditions and economies of scale resulting from higher sales volumes in micro-breaded fertilizers. The Seed & Integrated Products´ gross margin also expanded as high-margin packs growth outpaced lower margin seed sales. The total margin on sales decreased by 563 basis points to 46.7% as growth in Crop Protection revenues were influenced by a product mix with a larger proportion of third-party products.

Reported Gross Profit increased 58%, to $37.3 million, up from $23.7 million. The increase in reported gross profit was lower than the increase in comparable gross profit due to the bigger impact of IAS 29 adjustments in the second quarter of fiscal 2022 than in the second quarter of fiscal 2021. Reported gross margin decreased 827 bps to 40.3%.

Operating Expenses and Other Income or Loss

Selling, General and Administrative expenses totaled $18.8 million in the second quarter of fiscal 2022, compared to $11.2 million during the second quarter of fiscal 2021. HB4-related SG&A pre-launch expenses during the quarter accounted for $1.3 million of the $7.6 million increase. Higher variable expenses in line with the continued growth in revenues were $2.1 million of the total SG&A increase, mainly comprised of sales taxes and freight expenses. FX and inflation movements in Argentina continued to develop unfavorably to dollar-denominated business for the fourth consecutive quarter; these dynamics - which negatively affect SG&A costs denominated in Argentine pesos – accounted for $2.7 million of the total SG&A increase. Other fixed expenses drove the remaining $1.5 million increase in SG&A for the quarter. Despite the year-over-year increase, total SG&A expenses decreased as a percentage of revenue and stood at 20.3%.

Research & Development expenses totaled $1.4 million during the quarter, compared to $1.1 million in the second quarter of Fiscal 2021. Approximately 75% of the R&D expenses in the quarter were related to the development and registration of seeds and traits, including the HB4 technology. The other 25% were related to the development and registration of new bio fungicides, inoculants and bio stimulants for wheat and soybean crops.

Adjusted EBITDA & Adjusted EBITDA Margin

Table 6: Fiscal 2Q22 Adjusted EBITDA Reconciliation from Income/(Loss) for the period

(In millions of US dollars)	2Q21	2Q22	Chg.	%Chg.
Income/(Loss) for the period	1.8	5.3	3.5	197%
Income tax (benefit)/expense	3.8	4.1	0.3	8%
Finance results	5.9	8.2	2.3	39%
Depreciation of PP&E and intangibles assets	1.3	1.7	0.4	29%
Stock-based compensation charges	0.3	0.3	0.0	3%
Transaction expenses	1.1	-	(1.1)	(100%)
Adjusted EBITDA	**14.3**	**19.7**	**5.4**	**38%**
HB4 pre-launch costs	**0.2**	**3.0**	**2.8**	**1461%**
Baseline Business Adjusted EBITDA	**14.5**	**22.7**	**8.2**	**57%**
Baseline Business Adjusted EBITDA Margin	***29.7%***	***24.5%***		**(524 bps)**

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Bioceres Crop Solutions

Baseline Business Adjusted EBITDA, Adjusted EBITDA excluding HB4 pre-launch costs, reached $22.7 million in the second quarter of fiscal 2022, up 57% compared to the year-ago quarter. This increase was driven by Crop Protection and Crop Nutrition top line expansions, partially offset by the decrease in gross margin and increased operating expenses. Joint Venture results were higher by $1.1 million compared to the second quarter of Fiscal 2021, mainly due to higher Synertech sales, the Company's micro-beaded fertilizer manufacturing JV, and Trigall Genetics revenues on HB4 Wheat royalties.

Adjusted EBITDA increased 38% and totaled $19.7 million in the second quarter of fiscal 2022, including HB4 pre-launch costs of $3.0 million comprised of $0.7 million in general expenses, $0.9 million in inventory ramp-up and data acquisition costs and $1.3 million in IAS29 negative accounting adjustments on HB4 grain inventories.

Table 7: LTM 2Q22 Adjusted EBITDA Reconciliation

(In millions of US dollars)	2Q21	2Q22	Chg.	%Chg.
LTM Adjusted EBITDA	42.1	55.6	13.5	32%
LTM HB4 pre-launch costs				
General expenses	0.2	1.4	1.2	544%
Inventory ramp-up and data acquisition costs	0.0	2.9	2.9	-
IAS 29	0.0	1.9	1.9	-
LTM Baseline Business Adjusted EBITDA	**42.3**	**61.8**	**19.5**	**46%**
LTM Baseline Business Adjusted EBITDA Margin	*25.7%*	*22.2%*		**(345 bps)**

LTM Baseline Business Adjusted EBITDA reached $61.8 million, up 46% compared to the year-ago metric. On a sequential basis LTM Baseline Business Adjusted EBITDA increased by 15% compared to 1Q22.

LTM Adjusted EBITDA was $55.6 million, up 32% from the year-ago metric, when including LTM HB4 pre-launch expenses of $6.2 million. Approximately half of the total HB4 pre-launch expenses were related to inventory ramp-up and data acquisition costs at $2.9 million, $1.4 million were the result of general expenses assigned to managing the business, and $1.9 million were related to a negative accounting adjustment from IAS29 on HB4 grain inventories.

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Bioceres Crop Solutions

Financial Income and Loss

Table 8: Fiscal 2Q22 Net Finance Result[3]

(In millions of US dollars)	2Q21	2Q22	Chg.	%Chg.
Net interest expenses	(2.7)	(2.9)	(0.2)	7%
Financial commissions	(0.5)	(0.1)	0.4	(76%)
Total net interest expenses and financial commissions	(3.2)	(3.0)	0.2	(6%)
Exchange variations	(2.7)	(2.6)	0.1	(3%)
Net gain of inflation effect on monetary items	2.2	(1.3)	(3.5)	(160%)
Changes in fair value of financial assets or liabilities and others	(0.0)	(0.9)	(0.9)	12637%
Total other non-cash finance result	(0.5)	(4.8)	(4.3)	805%
Total Net Finance Result	(3.7)	(7.8)	(4.1)	111%

Total net interest expenses and commissions from financial debt decreased $0.2 million during the quarter to $3.0 million, down from $3.2 million, as a result of a reduction in financial commissions from debt issuances.

During the second quarter of fiscal 2022 Bioceres' subsidiary Rizobacter Argentina S.A. raised $20.0 million through a public offering of its series VII corporate bonds in the Argentine capital markets. The bonds mature in December 2024 and pay an annual nominal interest rate of 1.49%. Proceeds allowed Bioceres to maintain a strong liquidity position of $39.9 million at the quarter-end, while securing funds to support working capital requirements from a growing baseline business as well as the continued roll out and multiplication of HB4 inventories. Despite Total Financial Debt raising to $187.8 million, up from $164.5 million in the year-ago quarter, Net Debt to LTM Adjusted EBITDA decreased from 3.05x to 2.66x, as current debt as a percentage of total debt dropped from 54% to 26%, and LTM average cost of debt fell from 7.7% to 7.1%.

[3] Net interest expenses from financial debt obligations, net of gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter as part of the Company's financial hedging strategy, as well as financial commissions, are the main financial metrics that management uses to assess Bioceres' cost of financing. Exchange rate variations, net gains/losses due to the inflation effect on monetary items, and Changes in fair value of financial assets or liabilities and others include items that are believed to have a limited impact on the underlying business, as a significant portion of both cash flows and financial debt obligations are linked to the US dollar.

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Bioceres Crop Solutions

PERFORMANCE BY SEGMENT

Crop Protection

Table 9: Crop Protection Segment (In millions of US dollars, except otherwise stated)

Comparable Revenue[1]	% of Total Revenues	**Comparable Gross Profit** [1]	Gross Margin
2Q21 **26.5** 2Q22 **46.6** **Δ 76%**	2Q21 **55%** 2Q22 **52%**	2Q21 **12.4** 2Q22 **16.3** **Δ 31%**	2Q22 **46.9%** 2Q22 **35.0%** **Δ (1,193 bps)**

Key Products Sales Volumes	Adjuvants (million liters) 2Q21 **2.5** | 2Q22 **2.0** | **Δ (18%)**

1. Excludes the impact of IAS29 as discussed in more detail on page 15.

Comparable Revenues for the second quarter of fiscal 2022 jumped to $46.6 million, up from $26.5 million, a 76% increase from the year-ago quarter. Headwinds experienced by global logistics continued to disrupt the supply of certain key active ingredients and raw materials, driving end-market prices higher. A combination of well-supplied inventories, price increase and the sales force reorganization implemented three quarters ago, leveraged sales of third-party products. Sales of adjuvants decreased marginally as dry weather in Argentina led to less pest pressure and reduced the application rates of some products.

Comparable Gross Profit in the second quarter was $16.3 million, or 34.9% of total Crop Protection revenues. Gross margin for the segment dropped by 1,193 bps. This resulted from adjuvants sales decreasing nominally, as well as from lower-margin third-party products compared to the year-ago quarter.

Seed and Integrated Products

Table 10: Seed and Integrated Products Segment (In millions of US dollars, except where otherwise stated)

Comparable Revenue[1]	% of Total Revenues	**Comparable Gross Profit**[1]	Gross Margin
2Q21 **12.2** 2Q22 **15.3** **Δ 26%**	2Q21 **25%** 2Q22 **17%**	2Q21 **8.0** 2Q22 **10.6** **Δ 32%**	2Q22 **65.5%** 2Q22 **68.9%** **Δ 344 bps**

Key Products Sales Volumes	Seed Packs (million doses) 2Q21 **2.6** | 2Q22 **3.8** | **Δ 47%**

1. Excludes the impact of IAS29 as discussed in more detail on page 15.

9

10 Comparable Revenues in the second quarter of fiscal 2022 grew to $15.3 million, a 26% increase from the year-ago quarter. Revenue growth was mainly explained by higher packs sales in Europe, United States, Uruguay and Argentina. Europe saw a rise in soybean acreage which in turn increased demand for seed treatment packs. European growth was leveraged by new commercial agreements while growth in the United States signaled a positive outcome from the restructuring of the commercial team. As a result of the packs expansion into Europe and the United States, packs volumes increased 47% to 3.8 million doses during the quarter. Comparable Gross Profit in the second quarter of fiscal 2022 was $10.6 million, or 68.9% of total revenues. The 344bps gross margin expansion was due to higher contribution of packs in the segment product mix. Crop Nutrition Table 11: Crop Nutrition (In millions of US dollars, except where otherwise stated) Comparable Revenue1 % of Total Revenues Comparable Gross Profit1 Gross Margin 2Q21 9.1 2Q22 28.4 ∆ 212% 2Q21 19% 2Q22 31% 2Q21 4.6 2Q22 15.3 ∆ 233% 2Q22 50.7% 2Q22 54.1% ∆ 340 bps Key Products Sales Volumes Micro-beaded Fertilizers (thousand tons) 2Q21 3.3 | 2Q22 9.5 | ∆ 187% Inoculants (million doses) 2Q21 1.5 | 2Q22 2.5 | ∆ 71% 1. Excludes the impact of IAS29 as discussed in more detail on page 15. Comparable Revenues in the second quarter of fiscal 2022 reached $28.4 million, a 212% increase compared to the year-ago quarter. The strong growth is explained by a rise in micro- beaded fertilizer sales which continued for the fourth consecutive quarter, and a weak comparable quarter in fiscal 2021 impacted by drought conditions in key markets across South America. The installed capacity utilization rate on a trailing 12-month basis increased from 48% in September 2021 to 61% in December 2021, and marketed volume during the quarter grew almost three-fold from 3.3 thousand tons in 2Q21 to 9.5 thousand tons in 2Q22. Growth in micro- beaded fertilizers was achieved mainly in Argentina, followed by Brazil. Importantly, price dynamics in competing commodity products have continued to drive a profitable expansion and market penetration of the micro-beaded fertilizers. Inoculant sales were also higher during the quarter due to a product mix shift from conventional to higher value inoculants, especially Long-Life Inoculants (LLI) in Brazil, as well as new commercial agreements, plus stronger sales teams in place in Europe and in the United States, respectively, following a similar dynamic to that of seed treatment packs. Comparable Gross Profit in the second quarter of fiscal 2022 grew 233%, an increase bigger than sales growth, to $15.3 million. Crop Nutrition contributed $10.7 million of Gross Profit growth, which represented more than 60% of total Gross Profit growth during the quarter. Sales growth

11 in the segment were further fortified by a 340bps gross margin expansion on positive market conditions and economies of scale for the micro-beaded fertilizers, as well as inoculants growth in high-margin end markets, Europe and the United States. BALANCE SHEET HIGHLIGHTS Table 12: Capitalization and Debt (In millions of US dollars) As of December, 31 2020 2021 Total Debt Short-Term Debt 89.5 48,1 Long-Term Debt 75.1 139.6 Cash and Cash Equivalents (19.1) (36.2) Other short-term investments (16.9) (3.7) Total Net Debt 128.6 147.9 Equity attributable to equity holders of the parent 61.3 81.7 Equity attributable to non-controlling interests 16.6 27.2 Capitalization 206.4 256.9 LTM As Reported Adjusted EBITDA 42.1 55.6 Net Debt /LTM Adjusted EBITDA 3.05x 2.66x Cash, Cash Equivalents and other short-term investments as of December 31, 2021, totaled $39.9 million, compared to $36.1 million on December 31, 2020. On a sequential basis, cash and equivalents decreased slightly from $41.9 million. Net Financial Debt, on December 31, 2021, was $147.9 million, and Total Financial Debt $187.8 million. Total Debt increased from $164.6 million in the second quarter of fiscal 2021 and, sequentially, from $179.5 million in the first quarter of fiscal 2022, in line with sales growth. Importantly, current debt has decreased to $48.1 million (26% of Total Debt) both nominally as well as a percentage of Total Debt, from $89.5 million in the second quarter of fiscal 2021 (54% of Total Debt) and, sequentially, from $66.7 million in the first quarter of fiscal 2022 (37% of Total Debt). Net Debt-to-LTM Adjusted EBITDA, on December 31, 2021, was 2.66x, compared to 3.05x on December 31, 2020. On a sequential basis, Net Debt-to-LTM Adjusted EBITDA decreased from 2.74x as of September 30, 2021, primarily due solid Adjusted EBITDA growth this quarter. FISCAL SECOND QUARTER 2022 EARNINGS CONFERENCE CALL Bioceres Chairman & Chief Executive Officer Federico Trucco, Chief Financial Officer Enrique Lopez Lecube and Head of Investor Relations Rodrigo Krause will host the conference call

12 followed by a question-and-answer session. The conference call will be accompanied by a presentation, which can be viewed during the webcast or accessed via the investor relations section of the company’s website here. To access the call, please use the following information: Date: Thursday, February 10, 2022 Time: 8:30 a.m. EST, 5:30 a.m. PST Toll Free dial-in number: 1-844-200-6205 Toll/International dial-in number: 1-929-526-1599 Conference ID: 510191 Webcast: Click here Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have difficulty connecting with the conference call, please contact MZ Group at +1 (949) 491-8235. The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here. A replay of the call will be available through February 17, 2022 following the conference. Toll Free Replay Number: 1-866-813-9403 International Replay Number: +44 204 525 0658 Replay ID: 510901 About Bioceres Crop Solutions Corp. Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here. Contacts Investor Relations Contact Chris Tyson Executive Vice President MZ Group – MZ North America (949) 491-8235 BIOX@mzgroup.us www.mzgroup.us Bioceres Crop Solutions Rodrigo Krause Head of Investor Relations investorrelations@biocerescrops.com

13 Forward-Looking Statements This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward- looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses by governments, clients and the Company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward- looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law. Use Of Non-Gaap Financial Information To supplement our audited financial results prepared in accordance with GAAP, we have prepared certain non-GAAP measures that include or exclude special items. These non-GAAP measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with GAAP and should be viewed as supplemental and in addition to our financial information presented in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-GAAP metrics as performance measures in evaluating and making operational decisions regarding our business. Non-IFRS Financial Information The Company supplements the use of IFRS financial measures with non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Net debt, Net interest expenses,

14 Comparable revenues and Comparable gross profit which exclude the impact of IAS29 as explained below. The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. This non-IFRS financial measures should only be used to evaluate the Company’s results of operations in conjunction with the most comparable IFRS financial measures. Adjusted EBITDA and Adjusted EBITDA Margin The Company defines Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses. Management believes that Adjusted EBITDA provides useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the Company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that Adjusted EBITDA is helpful to investors because it provides additional information about trends in the Company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including: • Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments; • Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income; • Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes; • Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; • Although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and • Other companies may calculate Adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure. The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in

15 accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year. Comparable figures or figures ex-IAS 29 (Comparable revenue and Comparable gross margin) Comparable figures or figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine operations by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period. For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The IAS 29 adjustment results from the combined effect of: (i) the indexation to reflect changes in purchasing power on results against a dedicated line in the financial results, and (ii) the difference between the translation of results at the closing exchange rate and the translation using the average year-to-date rate on the reported period, as applicable to non-inflationary economies. Net Debt and Net Debt to Adjusted EBITDA Net debt is defined as the sum of long and short-term borrowings and finance payment from business combinations, less cash and cash equivalents and restricted short-term deposit. This measure is used by management and investment analysts and management believes it shows the financial strength of the Company. Management is consistently tracking the Company’s leverage position and its ability to repay and service the debt obligations over time. Therefore, management has set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA. Net Interest Expenses Net interest expenses are defined as the sum of interest, other financial results and gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter Argentina. Gains/losses from translation effects on Argentine Peso denominated loans are part of the hedging activities conducted by the Company to manage cost of financing. Net interest expenses and financial commissions represent the main financial metrics that management uses to assess Bioceres’ cost of financing. Application of IAS 29 Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 beginning July 1, 2018. IAS 29 requires adjusting all non-monetary items in the statement of financial position by applying a general price index from the day they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period. Consequently, on a monthly basis, results of operations for each reporting period are measured in Argentine Pesos and adjusted for inflation by the applicable monthly inflation rate each month. All amounts need to be restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. As a result, each monthly results of operations are readjusted each successive month to reflect changes in the monthly inflation rate. After the restatement explained above, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, addresses the way results must be translated under inflation accounting, stating that all amounts shall be translated at the closing rate at the date of the most recent statement of financial position. Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S

16 dollars at the closing exchange rate for such monthly reported period. This conversion changes every prior reported monthly statement of income in U.S dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly 18 reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

Bioceres Crop Solutions

Unaudited Consolidated Statement of Comprehensive Income (Figures in US dollars)

	Three-month period ended 12/31/2021	Three-month period ended 12/31/2020	Six-month period ended 12/31/2021	Six-month period ended 12/31/2020
Total revenue	92,662,853	48,738,690	159,679,098	91,093,951
Cost of sales	(55,332,989)	(25,073,842)	(93,325,442)	(48,186,484)
Gross profit	**37,329,864**	**23,664,848**	**66,353,656**	**42,907,467**
% Gross profit	*40%*	*49%*	*42%*	*47%*
Operating expenses	(20,198,593)	(12,334,536)	(37,813,335)	(23,450,991)
Share of profit of JV	1,141,323	65,975	919,087	305,687
Other income or expenses, net	(571,365)	135,132	(1,717,982)	140,322
Operating profit	**17,701,229**	**11,531,419**	**27,741,426**	**19,902,485**
Finance result	(8,221,621)	(5,896,874)	(13,401,289)	(18,632,336)
Profit before income tax	**9,479,608**	**5,634,545**	**14,340,137**	**1,270,149**
Income tax	(4,141,102)	(3,835,587)	(6,736,415)	(5,841,453)
Profit/ (Loss) for the period	**5,338,506**	**1,798,958**	**7,603,722**	**(4,571,304)**
Other comprehensive profit / (loss)	5,472,717	658,996	11,201,854	795,127
Total comprehensive Profit / (Loss)	**10,811,223**	**2,457,954**	**18,805,576**	**(3,776,177)**
Profit / (loss) for the period attributable to:				
Equity holders of the parent	3,427,093	648,193	4,301,230	(6,323,365)
Non-controlling interests	1,911,413	1,150,765	3,302,492	1,752,061
	5,338,506	**1,798,958**	**7,603,722**	**(4,571,304)**
Total comprehensive income / (loss) attributable to:				
Equity holders of the parent	7,660,743	1,244,596	13,382,802	(5,789,271)
Non-controlling interests	3,150,480	1,213,358	5,422,774	2,013,094
	10,811,223	**2,457,954**	**18,805,576**	**(3,776,177)**

17

18 Unaudited Consolidated Statement of Financial Position (Figures in US dollars) ASSETS 12/31/2021 06/30/2021 CURRENT ASSETS Cash and cash equivalents 36,187,804 36,046,113 Other financial assets 3,696,803 11,161,398 Trade receivables 119,285,056 88,784,172 Other receivables 17,822,854 11,153,705 Income and minimum presumed income taxes recoverable 1,072,748 990,881 Inventories 87,308,712 61,037,551 Biological assets 8,142,920 2,315,838 Total current assets 273,516,897 211,489,658 NON-CURRENT ASSETS Other financial assets 832,159 1,097,462 Trade receivables 121,234 135,739 Other receivables 1,810,645 2,543,142 Income and minimum presumed income taxes recoverable 31,112 12,589 Deferred tax assets 5,689,401 3,278,370 Investments in joint ventures and associates 34,054,957 30,657,173 Property, plant and equipment 48,946,555 47,954,596 Intangible assets 72,563,018 67,342,362 Goodwill 29,904,359 28,751,206 Right-of-use leased asset 1,488,608 1,327,660 Total non-current assets 195,442,048 183,100,299 Total assets 468,958,945 394,589,957 LIABILITIES 12/31/2021 06/30/2021 CURRENT LIABILITIES Trade and other payables 107,583,347 72,091,408 Borrowings 48,141,499 76,785,857 Employee benefits and social security 6,472,078 4,680,078 Deferred revenue and advances from customers 7,110,046 6,277,313 Income tax payable 11,687,238 7,452,891 Lease liabilities 635,240 750,308 Total current liabilities 181,629,448 168,037,855 NON-CURRENT LIABILITIES Borrowings 90,738,228 47,988,468 Government grants - 784 Investments in joint ventures and associates 616,173 1,278,250 Deferred tax liabilities 24,597,731 25,699,495 Provisions 484,490 449,847 Consideration for acquisitions 12,443,071 11,790,533 Convertible notes 48,890,332 48,664,012 Lease liability 570,505 390,409 Total non-current liabilities 178,340,530 136,261,798 Total liabilities 359,969,978 304,299,653 EQUITY Equity attributable to owners of the parent 81,743,560 67,743,242 Non-controlling interests 27,245,407 22,547,062 Total equity 108,988,967 90,290,304 Total equity and liabilities 468,958,945 394,589,957

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: February 10, 2022	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer